

Mail Stop 6010

March 17, 2009

Via Facsimile and U.S. Mail

Mr. Michael J. Hoffman
Chief Executive Officer
The Toro Company
8111 Lyndale Avenue South
Bloomington, MN   55420

> **Re:**   **The Toro Company**
> **Form 10-K for the fiscal year ended October 31, 2008**
> **Filed February 6, 2009**
> **File No. 1-8649**

Dear Mr. Hoffman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 26

1.   In future filings, please quantify each of the factors discussed within your results of operations. Refer to Item 303(A)(3) of Regulation S-K.

Impairment of Long-Lived Assets, page 45

2.   With respect to your annual goodwill impairment evaluation, please revise future filings to address the following:

- Disclose in more detail how you test the goodwill for impairment. In this regard, describe the two-step impairment analysis required by SFAS 142.

- Quantify the number of reporting units you have identified and discuss how you allocate assets and liabilities to the reporting units for purposes of the impairment evaluation.

- Clearly disclose when you perform your annual impairment test.

Revenue Recognition, page 46

3.   We note that ship some of your products on consignment to a key retailer and that you recognize revenue from these transactions when inventory is shipped from the retailer's distribution centers to its stores. Please address the following:

- Tell us and revise future filings to disclose the material terms of the consignment transactions, including the provisions that permit the retailer to return the inventory to you. In this regard, explain why you concluded that it is appropriate to recognize revenue at the time the inventory is shipped to the retailer's stores.

- Revise future filings to separately report the amount of consigned inventory. Refer to Question 2 of SAB Topic 13.A.2.

Note 11. Segment Data, page 55

4.   We note from your disclosures here that you have just two reportable segments – Professional and Residential. Please tell us more about how you determined your reportable segments based on the criteria of paragraphs 10-24 of SFAS 131. In this regard, we note from your website that you offer products to serve five primary markets:

>Homeowner, Golf Course Management, Commercial/Contractor, Sports Fields and Grounds and Professional Irrigation. We further note that you have certain managers that oversee your "consumer and landscape contractor business," your "irrigation business," and your "commercial business." Explain how you considered these factors in concluding that you have only two reportable segments.

5.   We note your disclosure of revenues from "foreign countries." If any individual foreign countries are a material component of this balance, please revise future filings to disclose the foreign country and related amount. Refer to paragraph 38 of SFAS 131.

Item 11. Executive Compensation, page 60

6.   We note your disclosure on page 32 of your definitive proxy statement that you target the market 50th percentile for each element of your compensation program. In future filings, as applicable, please ensure your disclosure clearly identifies the benchmark and its components. For example, in future filings, please disclose the identities of the component companies used in determining the "market" at which you target each material element of your compensation program.

7.   In addition, we note the disclosures throughout this section that the actual payouts under your short and long-term incentive programs and the base salaries awarded to your named executive officers deviated from the percentile at which those components were targeted. Please disclose in future filings the percentile represented by the actual payment to your named executive officers for the material elements of your compensation program. For example, in future filings, disclose the percentile of the targeted market for the base salaries paid to your named executive officers. Also, if actual compensation for each element deviated from the targeted percentile, please disclose in future filings the reasons for the deviation.

Exhibits 31.1 and 31.2

8.   We note that your certifications filed here are not in the exact form as required by Item 601 of Regulations S-X. Specifically, the disclosure in paragraph 4(d) does not contain the language "the registrant's fourth quarter in the case of an annual report." Please revise future filings to present these certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 or Peggy Fisher, Assistant Director, at (202) 551-3800 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief